United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

July 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Public Notification Regarding Extraordinary General Shareholders Meeting
Signatures

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

PUBLIC NOTIFICATION

     The shareholders are hereby invited to attend the Extraordinary General Shareholders Meeting on August 18, 2004, at 4:30 p.m., at 26 Avenida Graça Aranha, 19th floor, Rio de Janeiro, to decide on the following matters included in the Order of the Day:

I.	appreciation of the proposal for a forward split of shares issued by the Company, so that each common or preferred share issued by the Company will be represented by three shares of the same type and class, and the consequent alterations of articles 5 and 6 of the Company Bylaws;

II.	election, by holders of preferred class “A” shares, of one member and his alternate for the Company’s Fiscal Council, due to the resignation of the Fiscal Council members elected by this class of shares, as well as the election of one alternate member, due to the resignation of one alternate member elected by the common shareholders; and

III.	rectification of total annual compensation of the members of the Company’s management fixed by the Ordinary General Shareholders Meeting held on April 28, 2004.

     Those shareholders who intend to be represented by proxy are requested to send the power of attorney 72 (seventy-two) hours prior to the Extraordinary General Shareholders Meeting, so that the legitimacy of the representative may be verified.

Rio de Janeiro, July 14, 2004

Sérgio Ricardo Silva Rosa
Chairman of the Board of Directors

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 15, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer